

Mail Stop 4561

July 21, 2016

Ofer Maharshak
Chief Financial Officer and Senior Vice President
Mobileye N.V.
Har Hotzvium, 13 Hartom Street
P.O. Box 45157
Jerusalem 9777513, Israel

>   **Re: Mobileye, N.V.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2015**
>   **Filed April 13, 2016**
>   **File No. 001-36566**

Dear Mr. Maharshak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   On pages 28 and 43 you list the automakers whose vehicles are or will be equipped with your products. We are aware of publicly available information indicating that some of those automakers sell vehicles in Sudan and/or Syria, countries which are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and export controls. You do not include disclosure about any contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers, resellers, distributors, or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Exhibits 12.1 and 12.2

2.   The certifications do not include the reference to internal control over financial reporting in the introductory language in paragraph 4 as required by the instructions to Exhibit 12 within the Instructions as to Exhibits section of Form 20-F. Please amend your filing to include the corrected certifications.

First Quarter Earnings Call held May 5, 2016

3.   You present non-GAAP gross margin and non-GAAP net operating expenses, however, we are unable to locate the reconciliation of such non-GAAP measures to the most comparable GAAP measure. Please tell us what consideration was given to providing reconciliations of these measures in accordance with Regulation G.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, Staff Accountant, at (202) 551-3564, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services